

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

**By E-Mail**

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re:    Genesco Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Legion Partners Holdings, LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Christopher S. Kiper, Raymond T. White, Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell, and Hobart P. Sichel**
> **Filed April 16, 2021**
> **File No. 001-03083**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on April 12, 2021**
> **Filed by Legion Partners Holdings, LLC, et. al.**
> **File No. 001-03083**

Dear Ms. Gonzalez-Sussman:

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

**Preliminary Proxy Statement**

Cover Letter

1.    Please consider including additional information about the referenced comprehensive strategic plan in the proxy statement delivered to security holders.

2.    Please revise to clarify that security holders using your proxy card will only be able to vote for seven nominees and will be disenfranchised as to the eighth board seat.

Reasons for the Solicitation, page 9

3.    We note your disclosure that "we estimate the current value of the operating business is $40 million (roughly four times our projected EBITDA post-COVID of $10 million) plus additional value of owned real estate of $29 million. We estimate the internal rate of return assuming these proceeds on this acquisition of -1.2%." With a view toward revised disclosure, please provide us with support for your stated beliefs.

4.    We note your disclosure under the caption "We Believe the Board Lacks Sufficient Alignment with Shareholders." Given that none of your nominees appears to own any shares in the company, please revise to provide added context by noting the aforementioned fact and any commitments your nominees have made to acquire company shares.

Proposal No. 1. Election of Directors, page 16

5.    Please revise this section to highlight to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

6.    Please amend each instance of a change of control described on pages 21-23 to quantify the effect of such change of control, assuming that the board does not act with respect to the request referenced in the last paragraph of this section.

**Soliciting Materials**

7.    We note your disclosure, in the letter delivered to the company, that "we estimate the current value at less than 20% of the acquisition cost." With a view toward revised future disclosure, please provide us with support for your stated beliefs.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions